UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

      [X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

              For the fiscal year ended December 31, 2003

                                       or

      [ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

           For the transition period from              to
                                          ------------    -------------

                          Commission file number 1-7297
                      Birdsall, Inc. Retirement Savings Plan


       A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                      Birdsall, Inc. Retirement Savings Plan

       B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:



                                   Nicor Inc.
                                 1844 Ferry Road
                         Naperville, Illinois 60563-9600










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Table of Contents
-----------------


Financial Information

Birdsall, Inc. Retirement Savings Plan
      Cover Page..................................................  1
      Report of Independent Registered Public Accounting Firm.....  2
      Financial Statements........................................  3
      Notes to the Financial Statements...........................  5
      Schedule of Assets Held at End of Year......................  9

Other Information
      Signature................................................... 11
      Exhibit Index............................................... 12





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BIRDSALL, INC. RETIREMENT SAVINGS PLAN


Financial Statements as of and for the
Years ended December 31, 2003 and 2002

Additional information required for Form 5500
for the year ended December 31, 2003

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Birdsall, Inc. Retirement Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of the Birdsall, Inc. Retirement Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP

Fort Lauderdale, Florida
June 25, 2004

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                  Birdsall, Inc. Retirement Savings Plan

               Statements of Assets Available for Benefits



                                                        December 31
                                              ----------------------------
                                                    2003            2002
                                              ------------    ------------

Assets:
   Participant-directed investments (Note 3)  $43,096,233    $ 35,344,042
                                              ------------    ------------
   Receivables:
        Employer contributions                    402,778         400,104
        Participant contributions                  48,014          62,242
                                              ------------    ------------
                                                  450,792         462,346
                                              ------------    ------------

        Total assets                           43,547,025      35,806,388
                                              ------------    ------------

Liabilities:
   Operating payables                               6,668           6,925
                                              ------------    ------------
        Total liabilities                           6,668           6,925
                                              ------------    ------------
Net assets available for benefits             $43,540,357     $35,799,463
                                              ============    ============


The accompanying notes to the financial statements are an integral part of these financial statements.

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                       Birdsall, Inc. Retirement Savings Plan

            Statements of Changes in Net Assets Available for Benefits

                                                  Year Ended December 31
                                               ---------------------------
                                                     2003          2002
                                               ------------   ------------
Additions:
   Investment income (loss)
    Dividends                                  $   174,666    $   113,583
    Interest                                       539,990        653,467
    Net appreciation (depreciation) in fair
      value of Nicor Inc. common stock              79,332        (40,628)
    Net investment gain from common/collective
      trusts                                       378,393        261,159
    Net investment gain (loss) from registered
      investment companies                       4,148,022     (3,518,176)
    Other                                                2           (849)
                                               ------------   ------------
      Net investment gain (loss)                 5,320,405     (2,531,444)
                                               ------------   ------------
   Contributions:
    Participants                                 2,497,635      2,212,235
    Employer                                     1,613,612      1,554,842
                                               ------------   ------------
                                                 4,111,247      3,767,077

   Other                                               179             56
                                               ------------   ------------

      Total additions                            9,431,831      1,235,689
                                               ------------   ------------

Deductions:
   Distributions to participants                 1,590,833      1,840,673
   Administrative expenses and other               100,104        118,762
                                               ------------   ------------
      Total deductions                           1,690,937      1,959,435
                                               ------------   ------------

     Net Increase (decrease)                     7,740,894       (723,746)


Net assets available for benefits at
  beginning of year                             35,799,463     36,523,209
                                               ------------   ------------

Net assets available for benefits at end
  of year                                      $43,540,357    $35,799,463
                                               ============   ============



The accompanying notes to the financial statements are an integral part of these financial statements.

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                  Birdsall, Inc. Retirement Savings Plan
                     Notes to the Financial Statements
               For the Years Ended December 31, 2003 and 2002


1.    DESCRIPTION OF THE PLAN

The following description of the Birdsall, Inc. Retirement Savings Plan provides only general information. Participants should refer to the Plan agreement for more detailed information.

The Plan. Birdsall, Inc. (the "Company") established the Tropical Shipping Savings Investment Plan (the "Savings Investment Plan") on September 1, 1983, to provide its eligible employees with an opportunity to accumulate retirement savings. Effective January 1, 1990, the Birdsall, Inc. Profit Sharing Plan was merged into the Savings Investment Plan and re-designated as the Birdsall, Inc. Retirement Savings Plan (the "Plan"). The funds of the Plan are held for safekeeping and investment by the Birdsall, Inc. Retirement Savings Plan Trust (the "Trust"). The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Plan administration. Authority to control and manage the operation and administration of the Plan is vested in a committee appointed by the Board of Directors of the Company. The Vanguard Fiduciary Trust Company serves as trustee for the Trust and holds the investments of the Plan under the terms of a trust agreement. The Vanguard Fiduciary Trust Company also acts as investment manager for certain investments of the Plan. Administrative expenses associated with the operation of the Plan are paid from Plan assets.

Contributions. The participants may elect to make, by payroll deduction, either tax-deferred or after-tax contributions, or any combination thereof, that are partially matched by the Company. The Company also contributes annual discretionary profit sharing awards allocated equally to eligible participants, which were $374,813 and $376,152 for the years ended December 31, 2003 and 2002, respectively. In addition, the Plan accepts certain rollovers. Participants direct the investment of their contributions and account balances into various investment options offered by the Plan.

Investments. The Plan's investment options currently include the Nicor Company Stock Fund, a Stated Return Fund, and approximately 20 mutual funds.

Participant accounts. Individual accounts are maintained for each Plan participant. Each participant's account is increased by the participant's contributions, Company contributions and allocated plan earnings, and decreased by withdrawals, allocated plan investment losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

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                   Birdsall, Inc. Retirement Savings Plan
                     Notes to the Financial Statements
              For the Years Ended December 31, 2003 and 2002


Participant loans. Participants may borrow up to the lesser of $50,000 or 50% of their vested account balance from their accounts. Loans are repayable through payroll deductions over periods ranging up to 60 months. The interest rate is the prime rate plus 1 percent and is fixed over the term of the loan.

Vesting and forfeitures. The participant's contributions and earnings thereon are immediately vested. The Company's contributions and earnings thereon are vested after the participant's completion of three years of service, the participant's death while employed by the Company or retirement. If the participant's interest in the Company's contributions and earnings thereon is not vested, such interest will be forfeited if the participant's employment with the Company or an affiliate is terminated and the participant is not reemployed within five years by the Company or an affiliate. Any amounts forfeited by a participant are applied to reduce the amount of the Company's contributions under the Plan. At December 31, 2003 and 2002, the Plan's assets included forfeited nonvested accounts totaling $11,092 and $14,423 respectively, to be used to reduce future Company contributions.

Payment of benefits. On termination of service due to retirement, disability, or death, a participant may elect to receive either a lump-sum amount equal to the participant's vested interest in his or her account balance, or annual installments over a specified period. For termination of service for other reasons, a participant has the option to receive the value of the vested interest in his or her account as an immediate lump-sum distribution or defer receipt to no later than the age of 70-1/2.

Suspensions and withdrawals. A participant may suspend contributions and will not cease to be a participant during the suspension period.

A participant may elect, under certain conditions, to withdraw certain participant contributions and earnings thereon prior to termination of employment. The Company's matching contributions and earnings thereon will not be distributed until the vested participant's attainment of age 59-1/2 or employment has been terminated.

Plan Termination. The Company expects to continue the Plan indefinitely, but reserves the right to amend or discontinue it at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their account balances.

2.    ACCOUNTING POLICIES

Basis of accounting. The financial statements of the Plan have been prepared on the accrual basis of accounting.

                   Birdsall, Inc. Retirement Savings Plan
                     Notes to the Financial Statements
              For the Years Ended December 31, 2003 and 2002


Use of estimates. The preparation of financial statements in accordance with accounting policies generally accepted in the United States of America requires management to make estimates that affect the reported amounts. Actual results could differ from those estimates.

Investment valuation. The Plan states its investment in the Trust at the underlying fair value of the investments of the Trust as follows:

The market value for Nicor Inc. common stock is based on the closing price on the New York Stock Exchange Composite Tape.

The Stated Return Fund is primarily composed of group annuity contracts and investments in common/collective trusts. Group annuity contracts are fully benefit responsive and are recorded at contract value. Contract value represents contributions made plus interest at the various contract rates, less Plan withdrawals and administrative expenses. The aggregate contract value of the group annuity contracts at December 31, 2003 and 2002 approximated market value. Estimated market value is based on a variety of factors, such as contract terms, interest rate, maturity date and credit worthiness of the issue. Of the years ended December 31, 2003 and 2002, the average yield on the contracts, which equals the average crediting interest, was 6.9% and 6.6 % respectively. There are no reserves against contract value for credit risk of the issuers of contracts or otherwise.

The market value of the units of the common/collective trusts and registered investment companies are determined based on the underlying market value of the investments of the funds.

Market risk. The Plan has investments that generally are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in their values will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

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                   Birdsall, Inc. Retirement Savings Plan
               Notes to the Financial Statements (concluded)
              For the Years Ended December 31, 2003 and 2002


3.    INVESTMENTS

Plan investments as of December 31 are as follows:

                                                   2003            2002
                                            -------------    -------------

Pacific Life Insurance Company group
    annuity contract                        $  4,650,330**   $  4,320,886**
Allstate Life Insurance Company group
    annuity contract                                   -        1,988,374**
Travelers Insurance Company group
    annuity contract                           1,779,564        1,779,274
Vanguard 500 Index Fund*                      11,515,373**      8,145,302**
Vanguard Balanced Index Investment Fund*       5,469,768**      4,082,470**
Other registered investment companies          5,618,084**      3,697,343
NICOR Inc. common stock*                       2,890,717**      3,173,263**
Vanguard Retirement Savings Trust*             9,988,520**      6,941,761**
Loans to participants                          1,183,877        1,215,369
                                            -------------    -------------

Total                                       $ 43,096,233     $ 35,344,042
                                            =============    =============

*  Party-in-interest investment
** Indicates an investment that represents 5% or more of the Plan's net assets

4.    INCOME TAXES

The Internal Revenue Service has determined and informed the Company by a letter dated June 26, 2003 that the Plan and related Trust as then designed was tax exempt under Section 401(a) of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter; however, the Plan's management believes that the Plan and related Trust continue to be designed and operated in compliance with the requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Pending distributions are recorded as a liability in the Plan's Form 5500; however, they are not recognized as liabilities for financial statement purposes. These distributions are reflected in the statements of changes in net assets available for benefits when actually paid.

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                     Birdsall, Inc. Retirement Savings Plan
                   Form 5500 Schedule H, Part IV, Line 4(i) -
                   Schedule of Assets (Held at End of Year)
                              December 31, 2003


Identity of Issue,
Borrower
or Similar Party            Description of Investment            Current Value
-------------------------   --------------------------------    ---------------

   Pacific Life Insurance    Group annuity contract:             $  4,650,330
   Company                   maturing March 2005;
                             7.57% fixed interest rate

   Travelers Insurance       Group annuity contract:                1,779,564
   Company                   maturing March 2004;
                             6.14% fixed interest rate

(A)Nicor Inc.                Common stock at $2.50 par value        2,890,717

(A)Participant Notes         Participant loans earning interest     1,183,877
   Receivable                from 5.00% - 10.50%

(A)AIM Aggressive Growth     Registered investment company             22,370
   Fund

(A)American Century Int'l    Registered investment company            575,183
   Growth

(A)American Century          Registered investment company             25,273
   Equity Growth

(A)Davis New York Venture    Registered investment company            287,863

(A)Fidelity Blue Chip        Registered investment company             77,663
   Growth Fund

(A)INVESCO Dynamics Fund     Registered investment company            140,527

(A)Janus Fund                Registered investment company            197,924

(A)Liberty Acorn Int'l       Registered investment company             37,420

(A)Liberty Acorn USA Fund    Registered investment company            196,811

(A)Managers Special Equity   Registered investment company          1,635,568

                   Form 5500 Schedule H, Part IV, Line 4(i) -
                   Schedule of Assets (Held at End of Year)
                             December 31, 2003


Identity of Issue,
Borrower
or Similar Party             Description of Investment           Current Value
--------------------------   ------------------------------     ---------------

(A)Vanguard 500 Index Inv    Registered investment company         11,515,373

(A)Vanguard Asset            Registered investment company             22,941
   Allocation Fund

(A)Vanguard Balanced Index   Registered investment company          5,469,768
   Fund

(A)Vanguard Devel Mkts       Registered investment company             62,908
   Index

(A)Vanguard GNMA Investors   Registered investment company            122,599
   Shares

(A)Vanguard Growth Equity    Registered investment company            343,272
   Fund

(A)Vanguard Growth Index     Registered investment company             58,232
   Inv

(A)Vanguard LT Treasury      Registered investment company            297,420
   Inv

(A)Vanguard PRIMECAP Fund    Registered investment company            385,565

(A)Vanguard Total Bond       Registered investment company            968,157
   Market Ind

(A)Vanguard Prime Money      Registered investment company            160,388
   Mkt Fund

(A)Vanguard Retirement       Common collective trust                9,988,520
   Savings Trust
                                                                  ------------
   Total                                                         $ 43,096,233
                                                                  ============


(A)Denotes party-in-interest investment

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                 Birdsall, Inc. Retirement Savings Plan

Date    June 25, 2004            /s/ ROBERT MARK CHAPMAN
       ------------------       -----------------------------------
                                 Robert Mark Chapman
                                 Plan Administrator and
                                 Vice President Pricing and
                                  Organization Support,
                                 Birdsall, Inc.

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Exhibit Index
-------------


Exhibit
Number       Description of Document
-------      -------------------------------------------------

23.01        Independent Registered Public Accounting Firm
             Consent - Birdsall, Inc. Retirement Savings Plan